SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ [Corporate Taxpayer’s Roll] Nº 01.832.635/0001-18
NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING:
HELD ON MARCH 26, 2010

Date, Time and Place March 26, 2010, at 8:30 am, in the headquarters at Av. Jurandir, 856, 1º andar, City of São Paulo, State of São Paulo. Quorum: This was attended by all members of the Board of Directors except Counselor Noemy Almeida Oliveira Amaro. Board President, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci. Agenda of the Day: (i) the financial statements, administration report and the public accountants opinion were approved as well as the opinion of the Audit and Finance Committee and the administrator account related to the year ended on December 31, 2009, and the Board of Directors comments on the Company’s financial status; (ii) the legal destination of the profits was approved according to the Board of Director’s proposal; (iii) the capital budget was approved pursuant the Exhibit 1. Closing: Nothing else to discuss, the meeting was ended and the respective minutes was drawn-up after being read and was signed by the attendants. São Paulo, March 26, 2010. (signed) President, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci. Counselors: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Waldemar Verdi Júnior, Alexandre Silva, André Esteves, Marco Antônio Bologna and Emilio Romano. Exact reproduction of the minutes drawn-up in the proper book.

Flávia Turci
Secretary

Exhibit I – Minutes of TAM S/A Administration Council Meeting
On March 26, 2010

Capital budget for 2010

Amounts forecasted in current R$ million

Resources Origin
Withhold of accrued profits in 12/31/2009	299	{a}
Complementing the financial funds	0	{b}
Total	299

Resources Investments
Investments forcasted on fleet enlargement (PDP's)	95	{c}
Other investments in fixed assets	204	{d}
Total	299

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.